UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: February 26, 2020	By:	/s/ Veni Iozzo
	Name:	Veni Iozzo
	Title:	Executive Vice-President

Table of Contents

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended January 31, 2020, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), the Bank voluntarily furnished the following, copies of which are attached as exhibits to this Form 6-K:

(a)	certificates of the type contemplated by Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934; and
(b)	certificates of the type contemplated by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT INDEX

1.	Certificates – Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934

2.	Certificates – Section 906 of Sarbanes-Oxley Act of 2002